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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                            News Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   652484 60 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Daniel A. Etna
                            Herrick, Feinstein LLP
                            2 Park Avenue
                            New York, New York 10016
                            212.592.1557
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 25, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 652484 60 1
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         I.R.S. Identification Nos. of above persons (entities only).
         The Lord Black of Crossharbour, PC (Can), OC, KCSG
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  [X]
         (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS* (See Instructions)
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             British
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             -0-
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           2,084,222.5
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        -0-
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      4,168,445
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                            4,168,445
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                         [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                            30.1%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON*                        IN
--------------------------------------------------------------------------------

CUSIP NO. 652484 60 1
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         I.R.S. Identification Nos. of above persons (entities only).
         The Ravelston Corporation Limited
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  [X]
         (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS* (See Instructions)
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Canada
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             -0-
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           2,084,222.5
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        -0-
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      4,168,455
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                            4,168,455
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                         [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                            30.1%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON*                        HC
--------------------------------------------------------------------------------

CUSIP NO. 652484 60 1
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         I.R.S. Identification Nos. of above persons (entities only).
         Hollinger Inc.
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  [X]
         (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS* (See Instructions)
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Canada
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             -0-
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           2,084,222.5
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        -0-
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      4,168,445
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                            4,168,445
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                         [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                            30.1%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON*                        HC
--------------------------------------------------------------------------------

CUSIP NO. 652484 60 1
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         I.R.S. Identification Nos. of above persons (entities only).
         Hollinger International Inc.
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  [X]
         (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS* (See Instructions) WC
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             -0-
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           2,084,222.5
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        -0-
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      4,168,445
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                            4,168,445
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                         [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                            30.1%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON*                        CO
--------------------------------------------------------------------------------

CUSIP NO. 652484 60 1
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         I.R.S. Identification Nos. of above persons (entities only).
         Hollinger NCI Holdings, LLC
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  [X]
         (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS* (See Instructions) WC
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             2,084,222.5
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           -0-
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        -0-
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      4,168,445
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                            4,168,445
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                         [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                            30.1%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON*                        OO
--------------------------------------------------------------------------------

CUSIP NO. 652484 60 1
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         I.R.S. Identification Nos. of above persons (entities only).
         JAF-HLR, LLC
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  [X]
         (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS* (See Instructions)
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             -0-
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           -0-
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        4,168,445
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      -0-
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                            4,168,445
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                         [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                            30.1%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON*                        OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Item 1. Security and Issuer

            This Schedule 13D relates to the common stock, $0.01 par value per share (CUSIP Number 652484 60 1) ("Common Stock"), of News Communications, Inc., a Nevada corporation (the "Issuer"). The Issuer's principal executive office is located at Suite 1405, 2 Park Avenue, New York, New York 10016.

Item 2. Identity and Background

            The persons filing this Schedule 13D are The Lord Black of Crossharbour, PC (Can), OC, KCSG ("Lord Black"), The Ravelston Corporation Limited ("Ravelston"), Hollinger Inc., Hollinger International Inc. ("HLR"), Hollinger NCI Holdings, LLC ("Holdings") and JAF-HLR, LLC. Such filing persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended. Set forth below is certain information relating to these filing persons and, with respect to such persons other than Lord Black, information relating to their respective members, directors and executive officers:

            Lord Black

            (a) Name: The Lord Black of Crossharbour, PC (Can), OC, KCSG

            (b) Address: 10 Toronto Street, Toronto, Ontario, Canada M5C 2B7

            (c) Principal Occupation: Chairman and Chief Executive Officer of Hollinger Inc.

            (d), (e) Certain Proceedings: During the past five (5) years, Lord Black has not been the subject of any type of proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

            (f) Citizenship: British

            Ravelston

            (a) Name: The Ravelston Corporation Limited

            (b) Address: 10 Toronto Street, Toronto, Ontario, Canada M5C 2B7

            (c) Principal Business: Investment holding company

            (d)(e)  Certain  Proceedings:   During  the  past  five  (5)  years,
Ravelston has not been the subject of any type of proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

            (f) Citizenship: Ravelston is a corporation organized and existing under the laws of the Province of Ontario, Canada.

            Hollinger Inc.

            (a) Name: Hollinger Inc.

            (b) Address: 10 Toronto Street, Toronto, Ontario, Canada M5C 2B7

            (c) Principal Business: Investment holding company.

            (d), (e) Certain Proceedings: During the past five (5) years, Hollinger Inc. has not been the subject of any type of proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

            (f) Citizenship: Hollinger Inc. is a corporation organized and existing under the laws of Canada.

            HLR

            (a) Name: Hollinger International Inc.

            (b) Address: 401 North Wabash Avenue, Chicago, Illinois 60611

            (c) Principal Business: HLR, through its subsidiaries and associated companies, is a global publisher with English-language newspapers in the United States of America, the United Kingdom, Canada and Israel.

            (d), (e) Certain Proceedings: During the past five (5) years, HLR has not been the subject of any type of proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

            (f) Citizenship: HLR is a Delaware corporation.

            Holdings

            (a) Name: Hollinger NCI Holdings, LLC

            (b) Address: 712 Fifth Avenue, New York, New York 10019.

            (c) Principal Business: The principal business of Holdings is to act as a member of JAF-HLR, LLC.

            (d), (e) Certain Proceedings: Since the date of its formation on June 24, 2002, Holdings has not been the subject of any type of proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

            (f) Citizenship: Holdings is a Delaware limited liability company.

            JAF-HLR, LLC

            (a) Name: JAF-HLR, LLC

            (b) Address: c/o Bridge Service Corp., 30 Old Rudnick Lane, Dover, Delaware 19901.

            (c) Principal Business: The principal business of JAF-HLR, LLC is to acquire, hold and vote the equity securities issued by the Issuer.

            (d), (e) Certain Proceedings: Since the date of its formation on June 24, 2002, JAF-HLR, LLC has not been the subject of any type of proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

            (f) JAF-HLR, LLC is a Delaware limited liability company.

            Directors and Executive Officers of Ravelston

            The business address of each of the individuals listed below is 10 Toronto Street, Toronto, Ontario, Canada M5C 2B7. During the past five (5) years, none of the individuals listed below has been the subject of any type of legal proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

Name (Citizenship)                       Position(s) with Ravelston             Principal Occupation
------------------                       --------------------------             --------------------
Peter Y. Atkinson (Canadian)             Director and Executive Vice            Executive Vice President of
                                         President                              Hollinger Inc.

Lord Black (British)                     Director, Chairman and Chief           Chairman and Chief Executive
                                         Executive Officer                      Officer of Hollinger Inc.

John A. Boultbee (Canadian)              Director, Executive  Vice  President   Executive Vice President and Chief
                                         and Chief Financial Officer            Financial Officer of Hollinger Inc.

Dixon S. Chant (Canadian)                Director and Deputy Chairman           Deputy Chairman of Ravelston

Daniel W. Colson (Canadian)              Director and Vice President            Vice Chairman of Hollinger Inc. and
                                                                                Deputy Chairman and Chief Executive
                                                                                Officer of Telegraph Group Limited

Charles G. Cowan (Canadian)              Director, Vice President and           Vice President and Secretary of
                                         Secretary                              Hollinger Inc.

F. David Radler (Canadian)               Director and President                 Deputy Chairman, President and Chief
                                                                                Operating Officer of Hollinger Inc.

Peter G. White (Canadian)                Director and Executive Vice            Executive Vice President of
                                         President                              Ravelston

Name (Citizenship)                       Position(s) with Ravelston             Principal Occupation
------------------                       --------------------------             --------------------
Frederick A. Creasey (Canadian)          Vice President and Controller          Vice President and Controller of
                                                                                Ravelston and Hollinger Inc.

Claire F. Duckworth                      Assistant Controller                   Assistant Controller of Ravelston
 (Canadian)                                                                     and Hollinger Inc.

Sherrie L. Ross (Canadian)               Assistant Treasurer                    Assistant Treasurer of Ravelston and
                                                                                Hollinger Inc.

Tatiana Samila (Canadian)                Treasurer                              Treasurer of Ravelston  and
                                                                                Hollinger Inc.

               Directors and Executive Officers of Hollinger Inc.

            The business address of each of the individuals listed below is 10 Toronto Street, Toronto, Ontario, Canada M5C 2B7. During the past five (5) years, none of the individuals listed below has been the subject of any type of legal proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

Name (Citizenship)                       Position(s) with Hollinger Inc.        Principal Occupation
------------------                       -------------------------------        --------------------
Peter Y. Atkinson (Canadian)             Director and Executive Vice            Executive Vice President of
                                         President                              Hollinger Inc.

Ralph M. Barford (Canadian)              Director                               President of Valford Holdings
                                                                                Limited

Barbara Amiel Black                      Director and Vice President-           Vice President-Editorial of
(British and Canadian)                   Editorial of Hollinger Inc.            Hollinger Inc.

Lord Black (British)                     Director, Chairman and Chief           Chairman and Chief Executive Officer
                                         Executive Officer                      of Hollinger Inc.

John A. Boultbee (Canadian)              Director, Executive  Vice              Executive Vice President and Chief
                                         President and Chief Financial          Financial Officer of Hollinger Inc.
                                         Officer

Daniel W. Colson (Canadian)              Director and Vice Chairman             Vice  Chairman of Hollinger  Inc. and
                                                                                Deputy  Chairman and Chief  Executive
                                                                                Officer of Telegraph Group Limited

Charles G. Cowan (Canadian)              Director, Vice President and           Vice President and Secretary of
                                         Secretary                              Hollinger Inc.

Name (Citizenship)                       Position(s) with Hollinger Inc.        Principal Occupation
------------------                       -------------------------------        --------------------
Frederick S. Eaton (Canadian)            Director                               Chairman of White Raven Capital Corp.

R. Donald Fullerton (Canadian)           Director                               Director of Canadian  Imperial Bank
                                                                                of Commerce

Allan E. Gotlieb (Canadian)              Director                               Senior Adviser to Stikeman Elliott

Henry K. Ketcham, III (American)         Director                               Chairman, President and Chief
                                                                                Executive Officer of Timber Co. Ltd.

F. David Radler (Canadian)               Director, Deputy Chairman,             Deputy Chairman,  President and Chief
                                         President and Chief Operating          Operating Officer of Hollinger Inc.
                                         Officer

Maureen J. Sabia (Canadian)              Director                               President of Maureen Sabia
                                                                                International

Peter G. White (Canadian)                Director                               Executive Vice President of
                                                                                Ravelston

Frederick A. Creasey (Canadian)          Vice President and Controller          Vice President and Controller of
                                                                                Ravelston and Hollinger Inc.

Claire F. Duckworth (Canadian)           Assistant Controller                   Assistant Controller of Ravelston
                                                                                and Hollinger Inc.

Sherrie L. Ross (Canadian)               Assistant Treasurer                    Assistant Treasurer of Ravelston and
                                                                                Hollinger Inc.

Tatiana Samila (Canadian)                Treasurer                              Treasurer of Ravelston and Hollinger
                                                                                Inc.

            Directors and Executive Officers of HLR

            The business address of each of the individuals listed below is 401 Wabash Street, Chicago, Illinois 60611. During the past five (5) years, none of the individuals listed below, other than A. Arthur Taubman, has been the subject of any legal proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

Name (Citizenship)                       Position(s) with HLR                   Principal Occupation
------------------                       --------------------                   --------------------
Peter Y. Atkinson (Canadian)             Director and Executive Vice            Executive Vice President of
                                         President                              Hollinger Inc.

Name (Citizenship)                       Position(s) with HLR                   Principal Occupation
------------------                       --------------------                   --------------------
Barbara Amiel Black                      Director and Vice  Vice President-     President-Editorial of
(British and Canadian)                   Editorial                              Hollinger Inc.

Lord Black (British)                     Director, Chairman and Chief           Chairman and Chief Executive
                                         Executive Officer                      Officer of Hollinger Inc.

Hon. Richard R. Burt (American)          Director                               Chairman of IEP Advisors, L.L.P.

Daniel W. Colson (Canadian)              Director and Vice Chairman             Vice  Chairman of Hollinger  Inc. and
                                                                                Deputy  Chairman and Chief  Executive
                                                                                Officer of Telegraph Group Limited

Dr. Henry A. Kissinger                   Director                               Chairman of Kissinger Associates Inc.
(American)

Marie-Josee Kravis, O.C.                 Director                               Senior Fellow of the Hudson
(American and Canadian)                                                         Institute Inc.

Shmuel Meitar (Israeli)                  Director                               Vice Chairman of Aurec Ltd.

Hon. Richard N. Perle                    Director                               Resident Fellow of the American
(American)                                                                      Enterprise Institute for Public
                                                                                Policy Research

F. David Radler (Canadian)               Director, Deputy Chairman,  President  Deputy Chairman,  President and Chief
                                         and Chief Operating Officer            Operating Officer of Hollinger Inc.

A. Alfred Taubman (American)             Director                               _____

Hon. James R. Thompson (American)        Director                               Chairman of Winston & Strawn

Leslie H. Wexner (American)              Director                               Chairman and Chief Executive  Officer
                                                                                of The Limited, Inc.

John A. Boultbee (Canadian)              Executive Vice President               Executive Vice President and Chief
                                                                                Financial Officer of Hollinger Inc.

Frederick A. Creasey (Canadian)          Group Corporate Controller             Vice President and Controller of
                                                                                Hollinger Inc.

Paul B. Healy (American)                 Vice President-Corporate  Development  Vice President-Corporate Development
                                         and Investor Relations                 and Investor Relations of HLR

Name (Citizenship)                       Position(s) with HLR                   Principal Occupation
------------------                       --------------------                   --------------------
Mark S. Kipnis (American)                Vice  President,   Corporate  Counsel  Vice President, Corporate Counsel
                                         and Secretary                          and Secretary of HLR

Robert T. Smith (American)               Treasurer                              Treasurer of HLR

            On December 5, 2001, Mr. Taubman was convicted in the United States District Court for the Southern District of New York of conspiracy to fix auction commission rates charged to sellers in violation of United States antitrust laws. Mr. Taubman received a prison sentence of one (1) year and one
(1) day. Upon release from imprisonment, Mr. Taubman will be on supervised release for one (1) year. Mr. Taubman was ordered by the court to pay (i) a fine of Seven Million Five Hundred Thousand Dollars ($7,500,000); (ii) the costs of incarceration and/or supervision of Twenty-One Thousand Six Hundred and One Dollars and Thirty-Two Cents ($21,601.32) and (iii) an assessment of One Hundred Dollars ($100). Mr. Taubman maintains his innocence in this matter and is seeking a new trial.

            Sole Member of Holdings

            HLR owns, directly or indirectly, all of the membership interests in Holdings.

            Members of JAF-HLR, LLC

            The members of JAF-HLR, LLC are Holdings and James A. Finkelstein. Mr. Finkelstein is the President and Chief Executive Officer of the Issuer. Mr. Finkelstein is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

            As more fully described in Item 6, Holdings and Mr. Finkelstein entered into the operating agreement of JAF-HLR, LLC dated as of June 25, 2002 (the "Operating Agreement"), a copy of which is annexed hereto as Exhibit 2 and incorporated herein by reference. Under the Operating Agreement, (i) Mr. Finkelstein made an initial capital contribution of 1,018,445 shares of Common Stock and warrants (as more fully described in Item 5) to purchase up to an additional 3,150,000 shares of Common Stock and (ii) Holdings made an initial capital contribution of One Million Twenty-Five Thousand Dollars ($1,250,000). The initial capital contribution made by Holdings was contributed to Holdings by HLR out of HLR's working capital.

Item 4. Purpose of Transaction

            Lord Black, Ravelston, Hollinger Inc., HLR, Holdings and JAF-HLR, LLC acquired the shares of Common Stock reported hereunder in order to obtain a substantial equity position in the Issuer. Depending upon market conditions and other factors (including, without limitation, in the case of JAF-HLR, LLC, the agreement of Mr. Finkelstein) that the foregoing persons may deem material to investment decisions, one or more of such persons may acquire additional securities of the Issuer in the open market, in private transactions, by tender offer or by any other permissible means. Such persons have no present intention to acquire additional securities of the Issuer.

            While it is not the present intention of Lord Black, Ravelston, Hollinger Inc., HLR, Holdings and JAF-HLR, LLC to do so, such persons reserve the right, subject to the agreement of Mr. Finkelstein, to dispose of some or all of the shares of Common Stock reported hereunder in the open market, in privately negotiated transactions or by any other permissible means.

            As more fully described in Item 6, as a result of Holdings' (i) right to designate nominees to the Issuer's board of directors and (ii) relationship with Mr. Finkelstein (the President, Chief Executive Officer and a director of the Issuer), Lord Black, Ravelston, Hollinger Inc., HLR, Holdings and JAF-HLR, LLC expect to have under consideration from time to time various plans or proposals which may relate to or might result in one or more of the matters described in subparagraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D. Except for Holdings' intention to designate nominees to the Issuer's board of directors as more fully described in Item 6, no such plans or proposals are currently under consideration.

Item 5. Interest in Securities of the Issuer

            (a) As of the close of business on July 5, 2002, JAF-HLR, LLC beneficially owned directly 4,168,445 shares of Common Stock (including warrants to purchase up to 3,150,000 shares of Common Stock) as a result of its ability under the Operating Agreement to dispose or to direct the disposition of such shares. The 4,168,445 shares of Common Stock beneficially owned directly by JAF-HLR, LLC constitute approximately 30.1% (calculated pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of the 10,685,811 outstanding shares of Common Stock as disclosed in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2002 (the
"Issuer's Form 10-QSB"). As of the close of business on July 5, 2002, each of Lord Black, Ravelston, Hollinger Inc., HLR, Holdings and Mr. Finkelstein beneficially owned indirectly the 4,168,445 shares of Common Stock beneficially owned directly by JAF-HLR, LLC.

            The warrants to purchase shares of Common Stock held by JAF-HLR, LLC consist of a (i) currently exercisable warrant expiring on April 19, 2006 to purchase up to one million (1,000,000) shares of Common Stock at a price of One Dollar and Ten Cents ($1.10) per share; (ii) currently exercisable warrant expiring on April 19, 2006 to purchase up to one million (1,000,000) shares of Common Stock at a price of One Dollar and Fifty Cents ($1.50) per share; (iii) currently exercisable warrant expiring on April 19, 2006 to purchase up to one million (1,000,000) shares of Common Stock at a price of Two Dollars ($2) per share and (iv) currently exercisable warrant expiring on June 4, 2006 to purchase up to one hundred fifty thousand (150,000) shares of Common Stock at a price of One Dollar ($1) per share.

            As of the close of business on July 5, 2002, each of Holdings and Mr. Finkelstein beneficially owned directly 2,084,222.5 shares of Common Stock (including warrants to purchase up to 1,575,000 shares of Common Stock) as a result of its or his ability under the Operating Agreement to vote or to direct the vote of such shares. The 2,084,222.5 shares of Common Stock beneficially owned by each of Holdings and Mr. Finkelstein constitute approximately 16.9% (calculated pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of the outstanding shares of Common Stock based on the Issuer's Form 10-QSB. As of the close of business on July 5, 2002, each of Lord Black, Ravelston, Hollinger Inc. and HLR beneficially owned indirectly the 2,084,222.5 shares of Common Stock beneficially owned directly by Holdings.

            To the knowledge of Lord Black, Ravelston, Hollinger Inc., HLR, Holdings and JAF-HLR, LLC, none of the directors or executive officers (other than Lord Black) of Ravelston, Hollinger Inc. or HLR beneficially owned any shares of Common Stock.

            (b) JAF-HLR, LLC has the sole power under the Operating Agreement to dispose or to direct the disposition of 4,168,445 shares of Common Stock. Each of Holdings and Mr. Finkelstein has the sole power under the Operating Agreement to vote or to direct the vote of 2,084,222.5 shares of Common Stock. As a result of the relationships described in the immediately following paragraph, each of Lord Black, Ravelston, Hollinger Inc., HLR and Holdings may be deemed to share with JAF-HLR, LLC the power to dispose or to direct the disposition of 4,168,445 shares of Common Stock. As a result of the Operating Agreement, Mr. Finkelstein may be deemed to share with JAF-HLR, LLC the power to dispose or to direct the disposition of 4,168,445 shares of Common Stock. As a result of the relationships described in the immediately following paragraph, each of Lord Black, Ravelston, Hollinger Inc. and HLR may be deemed to share with Holdings the power to vote or to direct the vote of 2,084,222.5 shares of Common Stock.

            Lord Black is the sole shareholder and Chairman of Conrad Black Capital Corporation. Conrad Black Capital Corporation controls Ravelston through its holding of over a majority of the outstanding common shares of Ravelston. Ravelston directly and indirectly through its subsidiaries (including Argus Corporation Limited) controls Hollinger Inc. as a result of holding (both directly and indirectly) over a majority of the outstanding common shares of Hollinger Inc. Hollinger Inc. controls HLR through its holding of over a majority of the outstanding common stock of HLR. HLR owns, directly or indirectly, all of the membership interests in Hollinger NCI Holdings, LLC. Holdings and Mr. Finkelstein are the sole members of JAF-HLR, LLC. As more fully described in Item 6, all decisions, other than the voting of the shares of Common Stock beneficially owned by JAF-HLR, LLC, relating to the business and affairs of JAF-HLR, LLC are made jointly by Holdings and Mr. Finkelstein.

            (c) As more fully described in Item 6, Holdings and Mr. Finkelstein entered into the Operating Agreement which caused the transactions described in
Item 3 to be effected. After such transactions were effected, JAF-HLR, LLC made a distribution in accordance with the Operating Agreement of One Million Two Hundred and Fifty Thousand Dollars ($1,250,000) to Mr. Finkelstein.

            (d) As more fully described in Item 6, except for the rights of Mr. Finkelstein under the Operating Agreement, no other person is known to Lord Black, Ravelston, Hollinger Inc., HLR, Holdings and JAF-HLR, LLC, to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock which Lord Black, Ravelston, Hollinger Inc., HLR, Holdings or JAF-HLR, LLC may be deemed to beneficially own.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Under the Operating Agreement, the initial members of Holdings of JAF-HLR, LLC are Holdings and Mr. Finkelstein. All decisions, other than the voting of the shares of

Common Stock held by JAF-HLR, LLC, are made jointly by Holdings and Mr. Finkelstein. In the event that Holdings and Mr. Finkelstein are unable to reach joint agreement upon a matter, the Operating Agreement contains a deadlock resolution procedure. Under this procedure, Holdings and Mr. Finkelstein are first required to negotiate in good faith. If the deadlock remains unresolved following the conclusion of such good faith negotiations, Holdings and Mr. Finkelstein are required to submit to non-binding mediation. In the event mediation fails to resolve the deadlock, Holdings and Mr. Finkelstein are required to submit to binding arbitration for final resolution of the deadlock.

            Each of Holdings and Mr. Finkelstein has the right to direct JAF-HLR, LLC's vote or consent with respect to fifty percent (50%) of the voting capital stock of the Issuer held from time to time by JAF-HLR, LLC. With respect to the shares of voting capital stock of the Issuer as to which it or he has the right to direct JAF-HLR, LLC's vote or consent, each of Holdings and Mr. Finkelstein is required to direct JAF-HLR, LLC's vote or consent in favor of the other's nominees to the Issuer's board of directors. A similar requirement exists with respect to the removal of directors and the filling of vacancies on the Issuer's board of directors.

            Mr.  Finkelstein has the right to designate four (4) nominees to the
Issuer's board of directors under a stockholders' agreement dated May 8, 2001 by and among Mr. Finkelstein, Jerry Finkelstein, The Finkelstein Foundation, Inc., Shirley Finkelstein, Wilbur L. Ross, Melvyn I. Weiss, M&B Weiss Family Partnership, J. Morton Davis, D.H. Blair Investment Banking Corp., Rivkalex Corporation and Rosalind Davidowitz (the "Stockholders' Agreement"). Under the Operating Agreement, Mr. Finkelstein agreed, for so long as he has the right to designate nominees to the Issuer's board of directors pursuant to the Stockholders' Agreement, to designate as two (2) of such four (4) nominees, two
(2) nominees designated by Holdings, provided, however, that if Mr. Finkelstein ceases to serve as the President of the Issuer for any reason, then Holdings has the right to designate three (3) of such four (4) nominees.

            At any time  from and after the  earliest  to occur of (i)  eighteen
(18) months after the date of the Operating Agreement; (ii) the death or disability of Mr. Finkelstein or (iii) Mr. Finkelstein's voluntary termination of employment with the Issuer, Holdings has the right to purchase all of Mr. Finkelstein's interest in JAF-HLR, LLC for a purchase price equal to the greater of (y) One Million Eight Hundred Thousand Dollars ($1,800,000) or (z) the "fair market value" of such interest as determined pursuant to an appraisal procedure.

            Each of Holdings and Mr. Finkelstein has a right of first refusal under the Operating Agreement. In the event that either Holdings or Mr. Finkelstein (the "Offeror") receives a bona fide written offer (the "Purchase Offer") to purchase for cash all or a portion of the Offeror's interest in JAF-HLR, LLC from an independent third-party dealing at arm's length with the Offeror which the Offeror desires to accept, the Offeror is required to first offer Holdings or Mr. Finkelstein, as the case may be, the opportunity to purchase the Offeror's interest at the price and upon the terms and conditions set forth in the Purchase Offer.

            Each of Holdings and Mr. Finkelstein has a drag along right under the Operating Agreement. If either Holdings or Mr. Finkelstein (the "Drag Along Offeror") proposes to sell all of its or his interest in JAF-HLR, LLC for cash pursuant to a bona fide written offer to an independent third-party (the "Third-Party Purchaser") in an arms-length transaction, then the

Drag Along Offeror is required to first offer Holdings or Mr. Finkelstein (the "Other Member"), as the case may be, the opportunity to purchase the Drag Along Offeror's interest at the price and upon the terms and conditions the Drag Along Offeror proposes to sell its or his interest to the Third-Party Purchaser. If the Other Member declines to purchase the Drag Along Offeror's interest, then the Drag Along Offeror may require the Other Member to sell all of its or his interest to the Third-Party Purchaser for the same consideration (calculated on a percentage interest basis) and otherwise on the same terms and conditions upon which the Drag Along Offeror's interest is being sold; provided, however, that under no circumstances may the amount received by the Other Member on account of its or his interest be less than (i) Three Million Fifty Thousand Dollars ($3,050,000), if Holdings is the Other Member and (ii) One Million Eight Hundred Thousand Dollars ($1,800,000), if Mr. Finkelstein is the Other Member, in either case, after the proceeds from the transaction are distributed in accordance with the Operating Agreement; provided, further, however, that following the third
(3rd) anniversary of the date of the Operating Agreement, the amounts set forth in clauses (i) and (ii) of the immediately preceding proviso increase at the annual rate of ten percent (10%) on a compounded basis.

            JAF-HLR, LLC will be dissolved in the event of the occurrence of any of the following events: (i) the written consent to a dissolution by Holdings and Mr. Finkelstein; (ii) the written request of Holdings or Mr. Finkelstein after December 31, 2007; (iii) the assignment, sale, transfer or other disposition of all, or substantially all, of the assets, properties and business of JAF-HLR, LLC; (iv) at Holdings' option by delivery of written notice to Mr. Finkelstein (or his legal representative) following the (A) death or disability of Mr. Finkelstein; (B) termination of Mr. Finkelstein's employment with the Issuer or (C) bankruptcy of Mr. Finkelstein or (v) the occurrence of any event that, under applicable law, would cause the dissolution of JAF-HLR, LLC (except as otherwise expressly provided for in the Operating Agreement) or that would make it unlawful for the business of JAF-HLR, LLC to be continued.

            The aforementioned description of the Operating Agreement set forth in this Item 6 is a summary and the complete text of the Operating Agreement is annexed hereto as Exhibit 2.

            The Operating Agreement may result in Mr. Finkelstein being deemed to be in a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended, with Lord Black, Ravelston, Hollinger Inc., HLR, Holdings and JAF-HLR, LLC. Mr. Finkelstein makes separate filings on Schedule 13D with respect to his relationship with the Issuer. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, each of Lord Black, Ravelston, Hollinger Inc., HLR, Holdings and JAF-HLR, LLC expressly disclaims beneficial ownership of any equity securities of the Issuer not reported hereunder as to which Mr. Finkelstein may be deemed to possess beneficial ownership.

            Except as set forth above, to the knowledge of Lord Black, Ravelston, Hollinger Inc., HLR, Holdings and JAF-HLR, LLC, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the foregoing persons or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

            Exhibit 1 -- Joint Filing Agreement dated July 5, 2002.

            Exhibit 2 -- Operating  Agreement  dated as of June 25,  2000  among
                         JAF-HLR, LLC, Holdings and Mr. Finkelstein.

                                   SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2002

                                By: /s/ Conrad M. Black
                                    --------------------------------------------
                                    The Lord Black of Crossharbour,
                                    PC (Can), OC, KCSG, individually, and
                                    on behalf of Conrad Black Capital
                                    Corporation
                                    Chairman of Conrad Black Capital Corporation

                                    THE RAVELSTON CORPORATION
                                    LIMITED

                                By: /s/ Charles G. Cowan
                                    --------------------------------------------
                                    Charles G. Cowan, Q.C.
                                    Vice President and Secretary

                                    HOLLINGER INC.

                                By: /s/ Charles G. Cowan
                                    --------------------------------------------
                                    Charles G. Cowan, Q.C.
                                    Vice President and Secretary

                                    HOLLINGER INTERNATIONAL INC.

                                By: /s/ Mark S. Kipnis
                                    --------------------------------------------
                                    Mark S. Kipnis
                                    Vice President, Corporate Counsel
                                    and Secretary

                                    HOLLINGER NCI HOLDINGS, LLC

                                By: Hollinger International Inc.,
                                    Sole Member

                                By: /s/ Mark S. Kipnis
                                    --------------------------------------------
                                    Mark S. Kipnis
                                    Vice President, Corporate Counsel
                                    and Secretary

                                    JAF-HLR, LLC

                                By: Hollinger NCI Holdings, LLC,
                                    Member

                                By: Hollinger International Inc.,
                                    Sole Member

                                By: /s/ Mark S. Kipnis
                                    --------------------------------------------
                                    Mark S. Kipnis
                                    Vice President, Corporate Counsel
                                    and Secretary

                                By: /s/ James A. Finkelstein
                                    --------------------------------------------
                                    James A. Finkelstein,
                                    Member